CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

April 17, 2018

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Dominic Minore, Division of Investment Management

Mr. Chad Eskildsen, Division of Investment Management, Disclosure Review and Accounting

Re:	NorthStar Real Estate Capital Income Fund Registration Statement on Form N-2 File Nos.: 333-207678; 811-23109

Responses to comments received on March 12, 2018 and March 27, 2018

Dear Mr. Minore and Mr. Eskildsen:

On behalf of our client, NorthStar Real Estate Capital Income Fund, a Delaware statutory trust (the “Trust”), set forth below are the responses of the Trust to the telephonic comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on March 12, 2018 and March 27, 2018 (collectively, the “Comment Letter”) in connection with post-effective amendment no. 8 to the Trust’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the Commission on February 28, 2018. Concurrent with the submission of this response letter, the Trust is submitting post-effective amendment no. 9 to the Registration Statement. The Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter. In addition, the Trust has revised the Registration Statement to update other disclosures.

The Trust has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was submitted today by the Trust via EDGAR, reflecting all changes made to the Registration Statement. All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

April 17, 2018

Registration Statement

Front Cover of the Prospectus

Comment 1.	Please include disclosure in the fifth bullet point to state that the Trust has a conditional obligation to reimburse Colony NorthStar FV for any amounts funded by Colony NorthStar FV under the Expense Support Agreements.

Response 1. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

Comment 2.	Please confirm that the following items will be included on the outside front cover of the prospectus: (i) the legend pertaining to the risk factors of the Trust; (ii) the second full paragraph on page ii; (iii) the SEC legend that appears on the bottom of page ii; and (iv) the date of the prospectus.

Response 2. In response to the Staff’s comment, the Trust confirms that the referenced items will be included on the outside front cover of the prospectus.

Comment 3.	Please adjust the pricing table presentation to conform to the presentation previously provided by the Trust.

Response 3. The Trust informs the Staff that it has adjusted the pricing table presentation to indicate that the price to the public is the Trust's then-current NAV. The Trust respectfully submits that the presentation as adjusted is more appropriate for a continuously offered closed-end management investment company that accepts purchases daily and is required to sell its shares at a price that is not below current net asset value (exclusive of commissions or discounts), since investors who consult the prospectus will understand that they should obtain the most current net asset value information, rather than what may be a stale price, before considering an investment in the Trust.

Comment 4.	Within footnote (3) to the pricing table, please disclose the total amount of organization and offering expenses that the Trust estimates it will incur if the maximum number of Shares were sold at the NAV per Share as of the date of the Registration Statement. In addition, the last sentence of the footnote should be moved so that it appears as the second-to-last sentence.

Response 4. The Trust informs the Staff that it has modified the disclosure within footnote (3) to disclose the total amount of organization and offering expenses that the Trust estimates it will incur if the maximum proceeds to the Trust, as determined by the proposed maximum aggregate offering price (less the Sales Load), are raised in the offering. The Trust has also moved the last sentence of the footnote as requested.

Summary of Terms

Comment 5.	Within the first paragraph of the subsection entitled “Organization and Offering Expenses,” please clarify the disclosure to state that the reimbursements that the Advisors and its affiliates are entitled to receive for costs paid on behalf of the Trust related to organization and offering costs will be limited to 1.0% of the aggregate proceeds raised in the offering.

Response 5. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

April 17, 2018

Comment 6.	Within the subsection entitled “Risk Factors,” please include additional disclosure in the summary risk factor related to the Proposed Transaction for the combination of NorthStar Securities with S2K that further explains how the Proposed Transaction may have an adverse impact on the Trust’s business.

Response 6. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

Summary of Fees and Expenses

Comment 7.	Please supplementally assert that the Trust will undertake to update the presentation of the Summary of Fees and Expenses table if it appears that the fees and expenses for fiscal year ending 2018 will likely be materially different during the Offering Period than currently presented.

Response 7. The Trust informs the Staff supplementally that it will update, through a prospectus supplement, the presentation of the Summary of Fees and Expenses table if it appears that the fees and expenses for the fiscal year ending 2018 will likely be materially different during the Offering Period than what is currently presented in the prospectus.

Comment 8.	Footnote (3) indicates that the presentation of annual expenses as a percentage of average net assets attributable to Shares is based on the assumption that, among other things, the Trust raises $75 million of proceeds in this offering during the following twelve months. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why it is appropriate to assume that the Trust will be able to attract that particular level of investment during the following twelve months.

Response 8. The Trust supplementally informs the Staff that the current assumption of a $75 million raise during the next twelve months is based upon the Trust's current estimate of market conditions, investor demand and fundraising activity in the non-traded closed-end fund space, in consultation with the Distributor and NorthStar Securities. In accordance with the Staff's request, and as noted in response 7 hereto, the Trust undertakes to update, through a prospectus supplement, the Summary of Fees and Expenses table and related disclosure during the Offering Period in 2018 if it appears unlikely that the Trust will meet the assumed demand and that the lower sales will materially impact the fees and expenses an investor should expect to incur.

April 17, 2018

Investment Objectives and Strategies

Comment 9.	Within the subsection related to the Expense Support Agreements, please include a table for the year ended December 31, 2017 that reflects the amount of expense reimbursements, the distribution rate and the reimbursement expiration.

Response 9. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

Comment 10.	Please supplementally explain to the Staff whether the charts and graphs presented throughout the Registration Statement contain the most current available information and, if not, please update the applicable charts and graphs to include the most recent information that is made available by the various sources cited.

Response 10. In response to the Staff's comment, the Trust has updated certain charts and graphs presented throughout the Registration Statement to reflect more current available information by the various sources cited.

Risk Factors

Comment 11.	In the lead in paragraph to the Risk Factors, please present the disclosure in non-italic font type.

Response 11. In response to the Staff’s comment, the requested change has been made to the Registration Statement.

Financial Statements

Comment 12.	Please confirm that the amounts set forth under the line item “Expense reimbursement due from the Advisor” within the Statement of Assets and Liabilities were settled under the terms of the Expense Support Agreement.

Response 12. The Trust informs the Staff supplementally that such amounts will be settled no later than the filing of the Trust’s semi-annual report on Form N-CSR for the six months ended June 30, 2018.

Comment 13.	Please discuss supplementally why, within the Statement of Operations, the portion of the line item “Less: Expense reimbursement from Advisor,” which exceeds the amount included in the “Total operating expenses” line item, should not be accounted for as a capital contribution.

Response 13. The Trust informs the Staff supplementally that the line item “Less: Expense reimbursement from the Advisor” relates to payments made to the Trust by an affiliate of Colony NorthStar pursuant to the Expense Support Agreement. Pursuant to the terms of the Expense Support Agreement, such payments are repayable to the affiliate of Colony NorthStar and consequently are not accounted for as a capital contribution. Additionally, the payments made to the Trust by an affiliate of Colony NorthStar pursuant to the Expense Support Agreement are calculated quarterly by taking the Trust's net investment income (excluding any reimbursement payments payable to the affiliate of Colony NorthStar) less cumulative distributions to Shareholders and, therefore, the line item “Less: Expense reimbursement from the Advisor” may exceed the Trust’s “Total operating expenses.”

April 17, 2018

Notes to Financial Statements

Note 2

Comment 14.	Per the disclosure, offering costs that are directly incurred by the Trust are accounted for as a deferred charge and amortized over 12 months on a straight-line basis; however, allocated offering costs are recorded as a reduction to paid-in-capital. Please discuss supplementally how the latter approach is consistent with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-20-25-6 and ASC 946-20-35-5, which state that offering costs for a continuously offered closed-end fund should be deferred and then amortized to expenses over a 12-month period. Additionally, please modify the disclosure as necessary.

Response 14. The Trust informs the Staff supplementally that the Trust's method of accounting is as follows:

For a continuously offered closed-end fund, the organization costs are charged as an expense as they are incurred in accordance with FASB ASC 720-15-25-1. The offering costs will be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of FASB ASC 946-20-25. Post commencement of operations, offering costs will be charged to paid-in-capital upon sale of the shares or units in accordance with paragraph 5 of FASB ASC 946-20-25.

The Trust advises the Staff that it will modify the disclosure in future periodic reports as follows:

Organization costs include, among other things, the cost of formation, including the cost of legal services and other fees pertaining to the RE Capital Fund’s organization. Offering costs include, among other things, legal, accounting, printing and other costs pertaining to the preparation of the RE Capital Fund’s Registration Statement on Form N-2 related to the public offering of its common shares.

The Advisor and its affiliates are entitled to receive reimbursement for costs each has paid on behalf of the RE Capital Fund in connection with the offering. The RE Capital Fund will be obligated to reimburse the Advisor and its affiliates, as applicable, for organization and offering costs (“O&O Costs”) to a limit of 1.0% of the aggregate proceeds from the offering, after the payment of selling commissions and dealer manager fees. The RE Capital Fund estimates that it will incur approximately $27.3 million of O&O Costs if the maximum number of shares is sold.

April 17, 2018

The offering costs incurred directly by the RE Capital Fund are accounted for as a deferred charge until operations begin, and are amortized over 12 months on a straight-line basis. Organization costs incurred directly by the RE Capital Fund are expensed as incurred. The Trust neither incurred any direct O&O Costs prior to the commencement of operations nor was it eligible for an allocation from the Advisor.

The RE Capital Fund records O&O Costs each period based upon an allocation determined by the expectation of total O&O Costs to be reimbursed, which corresponds to proceeds from the offering. For allocated O&O, organization costs are recorded as an expense in the statement of operations and offering costs are recorded as a reduction to paid-in-capital on the statement of assets and liabilities. The Trust does not incur any direct O&O costs. In addition, the RE Capital Fund indirectly bears its pro rata portion of O&O Costs incurred by the Master Fund based on its ownership of the Master Fund shares.

Note 4

Comment 15.	Per the disclosure, the conditional obligation of the Trust to reimburse Colony NorthStar FV for any amounts funded by Colony NorthStar FV under the Expense Support Agreements is limited to a three-year time period and contingent upon the Trust’s distribution rate meeting a minimum threshold amount. We note however, that per SEC remarks provided during an AICPA meeting of the Investment Companies Expert Panel on May 22, 2013, the potential reimbursement of Colony NorthStar FV by the Trust should also be contingent upon the Trust’s expense ratio not exceeding certain threshold amounts. Please modify the Expense Support Agreements and corresponding disclosure such that the conditional reimbursement of Colony NorthStar FV is also contingent upon the expense ratio of the Trust not exceeding certain threshold amounts.

Response 15.  The Trust informs the Staff supplementally that the Expense Support Agreement has been amended and reapproved by the Trust's board of trustees, and the corresponding disclosure in the Registration Statement has been modified to state that the potential reimbursement of Colony NorthStar FV by the Trust is contingent upon an expense ratio not exceeding certain threshold amounts.  In addition, the Trust informs the Staff that prior to the filing of the Registration Statement, no amounts were owed as a reimbursement to Colony NorthStar FV by the Trust under the Expense Support Agreement.

April 17, 2018

Note 5

Comment 16.	Please discuss supplementally why the final tax character of the Trust’s distributions were not available at the time the financial statements were issued.

Response 16. The Trust informs the Staff supplementally that the final tax character of the Trust’s distributions was not available at the time the financial statements were issued because, as disclosed in the Registration Statement, the Trust furnishes to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Trust to Shareholders for tax purposes (as required by Rule 19a-1 under the Investment Company Act of 1940, as amended) as soon as practicable after the end of each calendar year.

* * * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jefferey D. LeMaster at (212) 878-3206 or me at (212) 878-3180. Thank you.

Best regards,

/s/ Clifford R. Cone

Clifford R. Cone

Clifford Chance US LLP

cc:	NorthStar Real Estate Capital Income Fund

Kevin P. Traenkle

Chief Executive Officer and President

Robert C. Gatenio

Chief Operating Officer

Frank V. Saracino

Principal Accounting Officer, Chief Financial Officer and Treasurer

Sandra M. Forman

Chief Compliance Officer, General Counsel and Secretary

Clifford Chance US LLP

Jefferey D. LeMaster

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